Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                           Announcement to the Market



In compliance with the provisions contained in Article 12, Paragraph 1 of CVM Instruction 358 of January 3 2002, Capital Research and Management Company, a corporation organized and existing under the laws of the United States of America, with its head office at 333, South Hope Street, Los Angeles, California 90071, United States of America ("CRMC"), in its capacity as a holding company for overseas investment management companies, hereby communicates that by means of transactions carried out through the stock market, it has acquired, for its clients' account, 53,000 preferred nominative shares ("PN Shares") issued by Banco Itau Holding Financeira S.A. ("the Company"). CRMC already held 2,714,500 PN Shares of the Company, and with the acquisitions just carried out, now retains a total of 2,767,500 PN Shares of the Company, corresponding to a 5.041% stake of the Company's total PN Shares. In addition to the aforementioned participation in the Company, Capital Group International, Inc., a company in the same economic group as CRMC, and also in its position as an overseas investment management company, holds 804,926 PN Shares of the Company, corresponding to a 1.46% stake of the PN shares of the Company. These stakes represent minority investments that in no way alter the Company's ownership or administrative structure. Currently, there are no other shares that CRMC is contemplating acquiring. Moreover, there are no stock convertible debentures retained, either directly or indirectly, by CRMC or any other party related to it, nor is there any agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by the Company to which CRMC or any party related to it, is a party. February 3 2005. (signed) Capital Research and Management Company.



                                                ALFREDO EGYDIO SETUBAL
                                              Investor Relations Officer